UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2023

Commission File Number: 001-39511

BURFORD CAPITAL LIMITED

(Translation of registrant’s name into English)

Oak House

Hirzel Street

St. Peter Port

Guernsey GY1 2NP

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Burford Capital Limited (“Burford”), the leading global finance and asset management firm focused on law, today has announced that the Notice of 2023 Annual General Meeting (the “Notice of AGM”) has been sent to registered shareholders, together with the annual report and accounts for the year ended December 31, 2022. The announcement has been made available by Burford as of June 6, 2023 and is furnished herewith as Exhibit 99.1.

Full details of the proposed resolutions, as well as the procedure for voting by proxy and shareholder attendance, are set out in the Notice of AGM, which is furnished herewith as Exhibit 99.2.

As a result of Burford’s ordinary shares trading on both the New York Stock Exchange and the London Stock Exchange, and Burford’s incorporation in Guernsey as well as the public holiday in the United States on July 4, 2023, additional time is required for Broadridge’s tabulation of final votes on the resolutions proposed at the 2023 annual general meeting. Consequently, Burford expects that the final results of the voting at the 2023 annual general meeting will be announced on July 11, 2023.

Information relating to the 2023 annual general meeting, including the Notice of AGM, is available for viewing and download on Burford’s website at: https://investors.burfordcapital.com/governance/agm. The information on Burford’s website is not incorporated by reference in this Current Report on Form 6-K.

EXHIBIT INDEX

Exhibit	Description

Exhibit 99.1	Release, dated June 6, 2023.

Exhibit 99.2	Burford Capital Limited Notice of 2023 Annual General Meeting.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BURFORD CAPITAL LIMITED

By:	/s/ Mark N. Klein
Name: Mark N. Klein
Title: General Counsel and Chief Administrative Officer

Date: June 6, 2023